Exhibit 6.10

MOUNTAIN BANK HOLDING COMPANY/MT. RAINIER NATIONAL BANK

CHANGE IN CONTROL SEVERANCE AGREEMENT

THIS SEVERANCE AGREEMENT (“Agreement”) is entered into by and between MOUNTAIN BANK HOLDING COMPANY (“MBHC”), Mt. Rainier National Bank (the “Bank”), and             (“Executive”), effective as of             , 2002.

MBHC and Executive agree as follows:

1.	Commitment of Executive. In the event that any person extends any proposal or offer that is intended to or may result in a Change in Control (defined below), Executive shall, at MBHC’s or the Bank’s request, assist MBHC and/or the Bank in evaluating such proposal or offer. Further, subject to the additional terms and conditions of this Agreement, in order to receive the Change in Control Payment (defined below), Executive cannot resign from MBHC or the Bank during any period from the receipt of a specific Change in Control proposal up to the consummation or abandonment of the transaction contemplated by such proposal.

2.	Change In Control. “Change in Control” means a change “in the ownership or effective control” or “in the ownership of a substantial portion of the assets” of MBHC or the Bank, within the meaning of Section 280G of the Internal Revenue Code; provided however, that an internal reorganization of MBHC or the Bank shall not constitute a Change in Control.

3.	Payment Obligations.

3.1	Closing of Change In Control. If, consistent with Section 1, Executive remains employed with MBHC and the Bank through the closing of a Change in Control, then concurrent with such closing, Executive shall receive a single cash payment (the “Change in Control Payment”) in an amount equal to two (2) times Executive’s highest W-2 income (before salary deferrals) received from MBHC and/or the Bank over the three years preceding the date of closing. Upon payment of the Change in Control Payment to Executive, this Agreement shall terminate.

3.2	Termination Prior to Change In Control. If (i) MBHC or the Bank terminates Executive’s employment without Cause or Executive resigns for Good Reason before a Change in Control, and (ii) within twelve (12) months thereafter, MBHC or the Bank enters into an agreement for a Change in Control or any party announces or is required by law to announce a prospective Change in Control of MBHC or the Bank, then upon the closing of such Change in Control, Executive shall receive a single cash Change in Control Payment in an amount equal to two (2) times Executive’s highest W-2 income (before salary deferrals) received from MBHC and/or the Bank over the three years preceding the date of Executive’s termination or resignation. Upon payment of the Change in Control Payment, this Agreement shall terminate.

3.3	Parachute Payment Limitation. Notwithstanding anything in this Agreement to the contrary, if the total of the Change in Control Payment, together with any other payments or benefits received from MBHC or the Bank, will be an amount that would cause them to be a “parachute payment” within the meaning of Section 280G(b)(2)(A) of the Internal Revenue Code of 1986, as amended (the “Parachute Payment Amount”), then the Change in Control Payment shall be reduced so that the total amount thereof is $1 less than the Parachute Payment Amount.

4.	Termination of Agreement. This Agreement terminates immediately if, at any time before the Change in Control transaction closes, (i) MBHC or the Bank terminates Executive’s employment for Cause, (ii) Executive resigns from MBHC or the Bank without Good Reason, (iii) Executive dies, or (iv) Executive is unable to perform her duties and obligations to MBHC or the Bank for a period of 90 consecutive days as a result of a physical or mental disability, unless with reasonable accommodation Executive could continue to perform such duties and making these accommodations would not pose an undue hardship on MBHC or the Bank. If no Change in Control has occurred, this Agreement will terminate one year after Executive’s employment is terminated by MBHC or the Bank without Cause or by Executive for Good Reason, unless during such one-year period, MBHC or the Bank enters into an agreement for a Change in Control, or a Change in Control is announced or required by law to be announced, in which case this Agreement will terminate upon payment of the Change in Control Payment pursuant to Section 3.2 or the abandonment of such Change in Control.

5.	Definitions.

5.1	Cause. “Cause” means any one or more of the following:

a.	Removal or discharge of Executive pursuant to order of any federal banking authority;

b.	Executive perpetrates fraud, dishonesty, or other act of misconduct in the rendering of services to MBHC or the Bank or to customers of MBHC or the Bank, or if Executive engages in conduct which, in the opinion of the Board of Directors, materially interferes with the performance of Executive’s duties or harms the reputation of MBHC or the Bank by reason of the adverse reaction of the community to such conduct;

c.	Executive conceals from, or knowingly fails to disclose to, any federal banking regulatory authority, the Board of Directors or the President any material matters affecting the viability of MBHC or the Bank; or

d.	Executive fails (or refuses) to faithfully or diligently perform any of the usual and customary duties of her employment and either fails to remedy the lapse or formulate a plan for its correction with MBHC or the Bank (if such failure is not susceptible to immediate correction) within thirty (30) days after notice to Executive.

5.2	Good Reason. “Good Reason” means only any one or more of the following:

a.	Reduction of Executive’s salary or elimination of any significant compensation or benefit plan benefiting Executive, unless the reduction or elimination is generally applicable to substantially all employees (or employees of a successor or controlling entity of MBHC or the Bank) formerly benefited;

b.	The assignment to Executive without her consent of any authority or duties materially inconsistent with Executive’s position as of the date of this Agreement; or

c.	A relocation or transfer of Executive’s principal place of employment that would require Executive to commute on a regular basis more than 30 miles each way from her present place of employment.

6.	Arbitration. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. All proceedings will be held at a place designated by the arbitrator in King County, Washington. The arbitrator, in rendering a decision as to any state law claims, will apply Washington law.

7.	Withholding. All payments required to be made by MBHC or the Bank hereunder to Executive shall be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions as MBHC or the Bank may reasonably determine should be withheld pursuant to any applicable law or regulation.

8.	Other Compensation and Terms of Employment. This Agreement is not an employment agreement. Accordingly, except with respect to the Change In Control Payment, this Agreement shall have no effect on the determination of any compensation payable by MBHC or the Bank to Executive, or upon any of the other terms of Executive’s employment with MBHC or the Bank. The specific arrangements referred to herein are not intended to exclude any other benefits which may be available to Executive upon a termination of employment with MBHC or the Bank pursuant to employee benefit plans of MBHC or the Bank or otherwise.

9.	Miscellaneous Provisions.

9.1	Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties concerning its subject matter and supersedes all prior agreements, correspondence, representations, or understandings between the parties relating to its subject matter.

9.2	Binding Effect. This Agreement will bind and inure to the benefit of MBHC’s, the Bank’s, and Executive’s heirs, legal representatives, successors and assigns.

9.3	Waiver. Any waiver by a party of its rights under this Agreement must be written and signed by the party waiving its rights. A party’s waiver of the other party’s breach of any provision of this Agreement will not operate as a waiver of any other breach by the breaching party.

9.4	Amendment. This Agreement may be modified only through a written instrument signed by both parties.

9.5	Severability. The provisions of this Agreement are severable. The invalidity of any provision will not affect the validity of other provisions of this Agreement.

9.6	Counsel Review. Executive acknowledges that she has had the opportunity to consult with independent counsel with respect to the negotiation, preparation, and execution of this Agreement.

9.7	Governing Law and Venue. This Agreement will be governed by and construed in accordance with Washington law, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in King County, Washington.

9.8	Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

[Signatures appear on following page]

Signed as of             , 2002.

MOUNTAIN BANK HOLDING COMPANY	MT. RAINIER NATIONAL BANK

By	By

Its	Its

EXECUTIVE